TIDAL TRUST II N-14

Exhibit 99.12

[                   ], 2026

Tidal Trust II, a Delaware statutory trust,

on behalf of Defiance Daily 2X Space ETF

Tidal Trust II, a Delaware statutory trust,

on behalf of Defiance Daily Target 2X Long SPCX ETF

234 West Florida Street, Suite 700,

Milwaukee, Wisconsin 53204

Re:	Acquisition of Assets of Defiance Daily 2X Space ETF

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of the transactions described below.

Parties to the Transaction

Defiance Daily 2X Space ETF (the “Target Fund”) is a series of Tidal Trust II, a Delaware statutory trust (the “Trust”).

Defiance Daily Target 2X Long SPCX ETF (the “Acquiring Fund”) is also series of the Trust.

Description of Proposed Transaction

In the proposed transactions (each, a “Reorganization”), the Acquiring Fund will acquire all of the assets of the Target Fund in exchange for shares of Acquiring Fund of equivalent value and the assumption of the liabilities of Target Fund. Target Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in Target Fund, in complete redemption of all outstanding shares of Target Fund, and promptly thereafter will proceed to dissolve.

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Form of Agreement and Plan of Reorganization between the Trust, with respect to the Acquiring Fund, and the Trust, with respect to each Target Fund (the “Reorganization Agreement”), which is Appendix A in a Prospectus/Proxy Statement dated [ ], 2026 (the “Prospectus”) which describes the proposed transactions, and on the information provided in the Prospectus. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization. We further assume that the transaction will be carried out in accordance with the Reorganization Agreement.

Representations

Written representations have been made to us by the appropriate officers of Target Fund and Acquiring Fund, and we have without independent verification relied upon such representations in rendering our opinions.

Discussion

One of the prerequisites for a tax-free reorganization under the Internal Revenue Code is that the transaction represent a continuity of the business enterprise of the acquired entity. Management of the Acquiring Fund has represented that it will continue the business of the Target Fund by using at least one third of the assets of Acquiring Fund which it acquires in the Reorganization in that business. In particular, more than a third of the assets of the Target Fund to be acquired by the Acquiring Fund consist of options related to SPCX and collateral, and all of such acquired assets will be used by Acquiring Fund in its business.

The tax free treatment of the Reorganization must be provided by Code section 368(a)(1)(C), as an acquisition of substantially all of the assets of one corporation by another corporation solely in exchange for voting stock of the acquiring corporation, followed by liquidation of the acquired corporation and distribution of acquiring corporation stock to shareholders of the acquired corporation in the liquidation.

Tidal Trust II, a Delaware statutory trust,

on behalf of Defiance Daily 2X Space ETF

Tidal Trust II, a Delaware statutory trust,

on behalf of Defiance Daily Target 2X Long SPCX ETF

[                   ], 2026

Opinions

Based on and subject to the foregoing, and on our examination of the legal authority we have deemed to be relevant, we have the following opinions:

(a) the Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b) no gain or loss will be recognized by the Target Fund upon the transfer of all of the Assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund, or upon the distribution of Acquiring Fund Shares to the Target Fund Shareholders in exchange for their Target Fund Shares in complete liquidation of the Target Fund pursuant to the Reorganization;

(c) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund;

(d) no gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their Target Fund Shares for Acquiring Fund Shares in the Reorganization, except that a Target Fund Shareholder may recognize gain or loss with respect to cash received in lieu of a fractional Acquiring Fund Share;

(e) the aggregate tax basis of the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Reorganization will equal the aggregate tax basis of the Target Fund Shares held by that Target Fund Shareholder immediately before the Reorganization, reduced by the portion of that basis allocable to any fractional Acquiring Fund Share treated as sold for cash;

(f) the holding period of the Acquiring Fund Shares received by each Target Fund Shareholder will include the period during which the Target Fund Shares surrendered in exchange therefor were held by that Target Fund Shareholder, provided that the Target Fund Shares were held as capital assets on the Closing Date;

(g) the tax basis of each Asset acquired by the Acquiring Fund will be the same as the tax basis of such Asset immediately prior to the transfer thereof; and

(h) the holding period of each Asset received by the Acquiring Fund will include the period during which that Asset was held by the Target Fund immediately prior to the Reorganization.

(i) Acquiring Fund will succeed to and take into account the capital loss carryovers of Target Fund described in section 381(c) of the Code. The Acquiring Fund will take any such capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

No opinion will be expressed as to whether any gain or loss will be recognized (1) on Assets in which gain or loss recognition is required by the Code even if the transaction otherwise constitutes a nontaxable transaction, (2) on “Section 1256 contracts” as defined in Section 1256(b) of the Code, (3) on stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, (4) as a result of the closing of the tax year of the Target Fund due to the occurrence of an event other than the Reorganization if otherwise applicable, or (5) upon termination of a position. In addition, no opinion will be expressed as to any other federal, estate, gift, state, local, or foreign tax consequences that may result from the Reorganization.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Section 8.5 of the Reorganization Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to the use of our name and any reference to our firm in such Registration Statement or in the prospectus/proxy statement constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP